                                                                      EXHIBIT 19

V a r c o

varco international, inc. 2000 first quarter report to our shareholders, customers and employees:

Oil and gas prices continued to strengthen during the first quarter of 2000.
Oil averaged $28.82 per barrel as compared to $13.14 per barrel a year ago and $24.56 for the fourth quarter of 1999. Although the price of oil was above $34 per barrel during the early part of March, prices recently settled in the $26 per barrel range after OPEC agreed to increase production 1.45 million barrels per day during its March 28 meeting. Natural gas prices averaged $2.66 per thousand cubic feet in the first quarter, approximately 49 percent higher than a year ago, with recent prices reaching above $3.00 per thousand cubic feet. Industry analysts expect oil prices to remain in the $25-$26 per barrel range for the remainder of 2000 and gas prices to increase to $3.50 per thousand cubic feet by this summer. Even though oil and gas prices have rebounded from near ten-year lows in early 1999, offshore and international drilling activity, where Varco traditionally generates its highest revenue per rig, remains depressed.

     The worldwide active rig count increased in the first quarter of 2000 from an average of 1,461 rigs last year to 1,826 rigs. However, this was driven primarily by higher natural gas drilling in the United States and Canada. The international rig count on the other hand decreased nearly eight percent from the same period a year ago. The offshore drilling segment activity, as measured by rig utilization, averaged 74 percent during the first quarter as compared to 78 percent a year ago. In addition, new rig construction has ceased in the current market environment.

     Reflecting the impact of the decline in international and offshore drilling activity, coupled with the absence of new rig construction, Revenues for the first quarter were $96.3 million. This compares to $152.2 million in Revenues for the same period a year ago, and $144.3 million for the fourth quarter of 1999. Net Income for the most recent quarter was $6.0 million, $.09 per share (diluted) versus $11.7 million, $.18 per share (diluted) for the first quarter of last year and $6.7 million, $.10 per share (diluted), excluding restructuring charges, for the fourth quarter of 1999. The modest decrease in Net Income from the previous quarter on a 33 percent decline in Revenues is primarily attributable to cost reduction programs implemented during 1999 and in the first quarter of 2000.

     Incoming orders for the most recent quarter were $97.7 million, representing the third consecutive quarter of increasing order rates. This total is well above the similar quarter of last year when incoming orders were $72.3 million (before cancellations of $15.8 million). Backlog at March 31 increased to $66.5 million from $63.8 million at the end of December, the first increase in backlog since the first quarter of 1998.

     As indicated by the year-over-year increase in order rate, the market appears to be stabilizing, and an industry recovery may be on the horizon. The Salomon Smith Barney First Quarter Update to its Annual Survey of worldwide exploration and production expenditures for 2000 projects a 15.2 percent increase over 1999 spending levels, predominantly in the second half of the year. It is worth noting that these forecasted expenditures are based on an average oil price of $21.29 per barrel, suggesting that further increases may be possible if prices remain in the $26 per barrel range. Having said this, there continues to be a high degree of uncertainty and contradiction in our industry. Commodity prices are higher, but industry activity remains weak. Although we are convinced that the prospects for an industry recovery are strong, the magnitude and timing of any increase in drilling activity are more difficult to predict.

     We will continue aligning our cost structure to a level consistent with current market conditions while aggressively pursuing our successful long-term strategy of developing new products that reduce the cost of drilling.

     With regard to the proposed merger with Tuboscope Inc., we expect to close during the second quarter, subject to shareholder approval.

     As always, we appreciate your continued support.


/s/ GEORGE I. BOYADJIEFF
------------------------
George I. Boyadjieff
Chairman and
Chief Executive Officer
May 4, 2000
condensed consolidated balance sheets

(unaudited)


                                              March 31,  December 31,
(in thousands)                                     2000          1999
Current Assets
Cash and cash equivalents and
     short-term investments                    $107,704      $ 77,859
Receivables (net)                               114,470       140,399
Inventories                                      64,280        67,811
Other                                            14,486        13,960
---------------------------------------------------------------------
     Total Current Assets                       300,940       300,029
Property, plant and equipment (net)              82,296        84,332
Rental equipment (net)                           12,945        12,107
Cost in excess of net assets acquired            31,856        32,229
Other assets                                     29,328        30,988
---------------------------------------------------------------------
Total Assets                                   $457,365      $459,685
=====================================================================

Current Liabilities
Accounts payable                               $ 25,926      $ 29,643
Customer deposits                                 5,397         7,836
Other liabilities                                41,591        45,697
---------------------------------------------------------------------
     Total Current Liabilities                   72,914        83,176
Non-current liabilities                          15,886        15,761
---------------------------------------------------------------------
Total Liabilities                                88,800        98,937

Shareholders' Equity
Common Stock and additional
     paid-in capital                            164,054       161,886
Retained earnings                               204,511       198,862
---------------------------------------------------------------------
Total Shareholders' Equity                      368,565       360,748
---------------------------------------------------------------------
Total Liabilities and
     Shareholders' Equity                      $457,365      $459,685
=====================================================================


notes to condensed consolidated
financial statements

Note 1.  Basis of Presentation

These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1999.

Varco International, Inc. and Subsidiaries

Note 2.  Special Charge

During the fourth quarter of 1999 the Company recognized a $5.6 million special charge consisting primarily of cash severance cost for 528 employees. During the first quarter of 2000 the Company spent $1.5 million of this cash charge. As of March 31, 2000, the Company has spent, in total, $3.4 million of the cash charge and expects to spend all of the remaining cash charge during the balance of 2000.

Note 3.  Business Segments
Selected financial information for the Company's reportable segments for the three months ended March 31, 2000 and 1999 follows:


2000
                       Revenues    Intercompany       Operating
(in thousands)                         Revenues   Profit (Loss)
---------------------------------------------------------------
Varco Systems           $ 34,004         $  479         $ 4,189
Varco BJ                  10,326             67           1,382
M/D Totco                 18,673            428           2,685
Shaffer                   27,831                          3,054
Rigtech                    4,191                             19
---------------------------------------------------------------
                        $ 95,025         $  974         $11,329
===============================================================
1999
Varco Systems           $ 60,141         $  320         $13,082
Varco BJ                  20,985             43           5,336
M/D Totco                 13,647            888          (1,415)
Shaffer                   53,735                          4,905
Rigtech                    3,233                           (544)
---------------------------------------------------------------
                        $151,741         $1,251         $21,364
===============================================================

The following reconciles segment operating income to consolidated income before income taxes.

                                          Three Months Ended March 31,
(in thousands)                               2000                 1999
----------------------------------------------------------------------
Reconciliation of profit (loss)
  Segment income                          $11,329              $21,364
  Elimination of intercompany profit         (234)                (265)
  Unallocated amounts:
    Interest expense                          (90)                (297)
    Corporate and other expenses           (1,681)              (2,657)
----------------------------------------------------------------------
  Earnings before income taxes            $ 9,324              $18,145
======================================================================

Varco International, Inc. and Subsidiaries condensed consolidated statements of cash flows

(unaudited)
                                                   Three Months Ended March 31,
(in thousands)                                                 2000        1999
-------------------------------------------------------------------------------
Operating Activities
Net income                                                 $  6,003    $ 11,734
Depreciation and amortization                                 5,845       6,009
Increase (decrease) in operating cash flows:
   Receivables                                               25,929      10,914
   Inventories                                                3,531       8,083
   Additions to rental equipment                             (2,163)     (1,633)
   Accounts payable                                          (3,717)    (11,946)
   Customer deposits                                         (2,439)    (26,557)
   Taxes payable                                              2,990       1,987
   Other                                                     (5,475)     (5,319)
-------------------------------------------------------------------------------
     Net cash from (used in) operating activities            30,504      (6,728)
-------------------------------------------------------------------------------

Investing Activities
   Equipment purchases                                       (1,989)     (4,571)
   Proceeds from equipment sales                                 70          39
-------------------------------------------------------------------------------
     Net cash (used in) investing activitites                (1,919)     (4,532)
-------------------------------------------------------------------------------

Financing Activities
Proceeds from issuance of Common Stock                        1,260         243
-------------------------------------------------------------------------------
     Net cash from financing activities                       1,260         243
-------------------------------------------------------------------------------
Net change in cash, cash equivalents and short-term
  investments                                                29,845     (11,017)
-------------------------------------------------------------------------------
Cash, cash equivalents, and short-term
  investments at beginning of quarter                        77,859      29,138
-------------------------------------------------------------------------------
Cash, cash equivalents and short-term investments
  at end of quarter                                        $107,704    $ 18,121
===============================================================================

Varco International, Inc. and Subsidiaries condensed consolidated statements of income

(unaudited)

(in thousands,                                     Three Months Ended March 31,
except per share data)                                          2000       1999
-------------------------------------------------------------------------------
Revenues
Equipment                                                   $ 73,395   $133,106
Rental and service                                            21,630     18,635
Other income                                                   1,238        427
-------------------------------------------------------------------------------
                                                              96,263    152,168
-------------------------------------------------------------------------------

Costs and Expenses
Cost of equipment                                             50,060     91,691
Cost of rental and service                                    13,177     12,729
Selling, general and administrative expense                   18,810     21,847
Research and development costs                                 4,797      7,459
Interest expense                                                  95        297
-------------------------------------------------------------------------------
                                                              86,939    134,023
-------------------------------------------------------------------------------
Income before income taxes                                     9,324     18,145
Provision for income taxes                                     3,321      6,411
-------------------------------------------------------------------------------
Net income                                                  $  6,003   $ 11,734
===============================================================================
Basic income per share                                      $    .09   $    .18
===============================================================================
Shares used in computing basic income per share               65,385     64,736
===============================================================================
Diluted income per share                                    $    .09   $    .18
===============================================================================
Shares used in computing diluted income per share             66,207     65,480
===============================================================================

Varco International, Inc. and Subsidiaries management's discussion and analysis of financial condition and results of operations


                          General Industry Conditions

The business of the Company depends primarily upon the level of worldwide drilling activity, particularly offshore drilling activity. The level of drilling activity can be influenced by numerous factors, including the prices of oil and gas, economic and political conditions, discovery and development costs of oil companies, oil companies' exploration and production spending, development of alternative energy sources, availability of equipment and materials, availability of new onshore and offshore acreage or concessions, and new and continued governmental regulations regarding environmental protection, taxation, price controls and product allocations.

     Commodity prices for oil and gas were strong during the first quarter of 2000, continuing a recovery, which began in the second quarter of 1999. The price of oil averaged approximately $28.82 per barrel during the first quarter versus approximately $24.56, $21.62 and $17.64 for the last three quarters of 1999, respectively. The price of natural gas was approximately $2.66 per thousand cubic feet during the first quarter of 2000 as compared to $1.78 for the same period last year. These higher prices have led to higher United States and Canadian land drilling activity but are yet to have a significant impact on international or offshore drilling.

     Worldwide drilling activity, as measured by the average number of active drilling rigs, increased 25% in the first three months of 2000 to an average of approximately 1,826 from an average of approximately 1,461 during the same period in 1999. The U.S. and Canadian component of the rig count averaged 1,250, a 49% increase over the prior year's rig count. The international component of active drilling rigs averaged approximately 576 in the first quarter of 2000, a decrease of 44 rigs over the prior year.

     Offshore drilling activity decreased year-to-year, as reflected by a decrease in rig utilization (mobile offshore rigs under contract as a percent of available rigs). For the first quarter of 2000, mobile offshore rig utilization averaged 74% as compared to 78% in the first quarter of 1999. The lower utilization was accompanied by decreasing day rates which have a negative impact on the cash flows of the Company's primary customer, the drilling contractor.

                             Results of Operations

Set forth below are the orders and revenues for the Company's five operating divisions:

                                                   Three Months Ended March 31,
(in thousands)                                                 2000        1999
-------------------------------------------------------------------------------
Orders
Varco Systems                                               $26,086    $ 20,972
Varco BJ                                                     13,456      13,935
M/D Totco                                                    17,569      12,836
Shaffer                                                      36,688      20,344
Rigtech                                                       4,193       4,176
Cancellations                                                  (262)    (15,831)
-------------------------------------------------------------------------------
Total                                                       $97,730    $ 56,432
===============================================================================

                                                   Three Months Ended March 31,
(in thousands)                                                 2000        1999
-------------------------------------------------------------------------------
Revenues
Varco Systems                                               $34,004    $ 60,141
Varco BJ                                                     10,326      20,985
M/D Totco                                                    18,673      13,647
Shaffer                                                      27,831      53,735
Rigtech                                                       4,191       3,233
-------------------------------------------------------------------------------
Total                                                       $95,025    $151,741
===============================================================================

First quarter 2000 new order bookings, before cancellations, of $98.0 million increased from $72.3 million, before cancellations, in the first quarter of 1999 and from $88.1 million, before cancellations, in the fourth quarter of 1999. The first quarter of 2000 represents the third consecutive quarter of new order increases. This improvement is primarily due to increased drilling activity.

     The revenue declines at Varco Systems, Varco BJ and Shaffer as compared to the first quarter of 1999, primarily were due to lower shipments of equipment for upgrading, conversion and new construction of offshore drilling rigs. The revenue increase at M/D Totco was due to the increase in overall drilling activity, particularly in the U.S. and Canada, where M/D Totco generates a greater portion of its revenue as compared to other Divisions and to shipments of its new drilling rig control system, "V-ICIS".

     At March 31, 2000, the Company's backlog of unshipped orders was approximately $66.5 million as compared to $63.8 million at December 31, 1999, and $272.1 million at March 31, 1999. At March 31, 2000, the Company had received $5.4 million in customer cash deposits related to orders included in backlog. In accordance with industry practice, orders and commitments generally are cancellable by customers at any time.

     Gross margin (equipment and rental and service revenues less costs of equipment, rental and service revenues) as a percentage of equipment and rental and service revenues for the first quarter of 2000 was 33.5%. This compares to a gross margin of 31.2% for the same period in 1999. This increase was primarily caused by the higher percentage of M/D Totco revenue as compared to other revenues in the first quarter of 2000. M/D Totco revenues carry a higher gross margin than revenues of other Divisions.

     The Company believes that new product development is a significant factor for the future of the Company. Research and development costs were 5% of revenue, for each of the first quarters of 2000 and 1999. Research and developments costs were $4.8 million in the first quarter of 2000 and $7.5 million for the same period of 1999.

     Selling, general and administrative expenses decreased 13.9% in the first quarter of 2000 as compared to the first quarter of 1999. As a percent of revenue, selling, general and administrative expenses increased to 19.5% from 14.4% in the first quarter of 1999. The decrease in expenses is primarily related to the reduction in employment related costs.

     Overall Company employment at March 31, 2000, was 1,716 (including 37 temporary employees) which compares to 2,623 (including 70 temporary employees) a year ago and to 1,906 (including 42 temporary employees) at December 31, 1999.

     The Company's effective income tax rate was 35.6% in the first quarter of 2000 as compared to 35.3% in the same quarter of 1999.


                        Liquidity and Capital Resources

At March 31, 2000, the Company had cash, cash equivalents and short-term investments of $107.7 million as compared to $77.9 million at December 31, 1999. This increase was due to the decline in non-cash working capital and to cash from earnings. At March 31, 2000 the Company's working capital was $228.0 million as compared to $216.9 million at December 31, 1999 and its current ratio was 4.1 to 1.0 as compared to 3.6 to 1.0 at December 31, 1999. These increases are due to the cash generated from the decline in receivables and the cash from earnings.

     On June 27, 1997, the Company entered into a seven-year unsecured revolving credit agreement with three banks (the "Credit Agreement"). The Credit Agreement provides for a credit facility of $65.0 million, inclusive of a $20.0 million letter of credit sub-facility. The maximum available under the Credit Agreement is reduced in equal quarterly amounts over the last four years of the Credit Agreement. Proceeds from the initial advances were used to repay borrowings under a previous credit agreement and for the June 30, 1997 principal and interest payment on the Company's Senior Notes. At March 31, 2000, there were no advances outstanding and $4.0 million in letters of credit outstanding under this facility. The Credit Agreement restricts the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of,

Common Stock. Under the terms of the Credit Agreement, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5.0 million plus 25% of the Company's consolidated net income arising after June 30, 1997, computed on a cumulative basis. At March 31, 2000, the amount available for dividends and repurchases under the Credit Agreement was $38.8 million.

     At March 31, 2000, the Company had no long-term debt. Capital expenditures were $2.0 million in the first quarter of 2000. These capital expenditures were primarily for the purchase of software and computer equipment. The Company expects that its future 2000 capital expenditures will be at a rate similar to the first quarter rate of expenditures. The Company believes that its March 31, 2000 cash and cash equivalents, short-term investments and its credit facility will be sufficient to meet its capital expenditures, cash portion of the special charge, and its operating cash needs prior to the closing of the proposed merger with Tuboscope (see below). If the merger is consummated, the Company intends to use its cash balances to pay down portions of Tuboscope's existing debt.


                         Quantitative and Qualitative
                            Market Risk Disclosure

The Company is exposed to certain market risks which are inherent in the Company's financial instruments and which arise from transactions entered into in the normal course of business. The Company does not consider these risks significant, and the Company does not enter into derivative financial instrument transactions to offset these risks. Borrowings under the Company's revolving credit facility do not give rise to significant interest rate risks because these borrowings have a variable interest rate. The Company had no fixed interest rate debt at March 31, 2000. Foreign currency exposures, due to rate fluctuations, are minimized by the Company's using natural hedges.


                               Merger Agreement

On March 24, 2000 the Company filed a Form 8-K reporting that on March 22, 2000, the Company and Tuboscope Inc., a Delaware corporation, entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, and subject to the conditions set forth therein (including approval of the transaction by the shareholders of the Company and Tuboscope), the Company will be merged with and into Tuboscope. The name of the combined company will be Varco International, Inc., and the shares of the combined company will be listed for trading on the New York Stock Exchange under the symbol "VRC".

                 Cautionary Statement Pursuant to the Private
                   Securities Litigation Reform Act of 1995

In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that the statements in this Quarterly Report, which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements concerning the Company's general business strategies, customer orders and cancellations, backlog, operating trends, industry trends, the prices of oil and gas, manufacturing capacity, expectations for funding capital expenditures and operations in future periods and plans, and objectives. The Company also continues to face many risks and uncertainties including: changes in the prices of oil and natural gas, changes in capital spending by companies in the oil and gas industry for exploration, development and equipment, potential excess capacities, competitive pressures, technological and structural changes in the industry, litigation and environmental laws. The risks and uncertainties inherent in these forward-looking statements could cause actual results to differ materially from those expressed in or implied by these statements.

                                    Profile

Varco International, Inc. is a leading manufacturer of products used in the oil and gas well drilling industry worldwide. The Company also leads in the development of new technology and equipment to enhance the safety and productivity of the drilling process. Operating through five divisions, the Company's products include: integrated systems for rotating and handling the various sizes and types of pipe used on a drilling rig; conventional pipe handling tools, hoisting equipment and rotary equipment; drilling rig instrumentation; pressure control and motion compensation equipment; and solids control equipment and systems.

Investor Contact
Wallace K. Chan, Vice President - Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92868
Tel (714) 978-1900
Fax (714) 937-5029

E-mail: investor-relations@varco.com
Web site: http://www.varco.com

V A R C O